[redacted]

14047646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
WASH, DC
189

SEC FILE NUMBER
8- 43801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard Suite 1200
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Harding (303) 790-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 3/14

3/18/14

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

ICON DISTRIBUTORS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
ICON Distributors, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ICON Distributors, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ICON Distributors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2014

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CASH AND CASH EQUIVALENTS	$	405,149
COMMISSIONS RECEIVABLE		442,243
	$	**847,392**
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	48,471
Accounts payable		437,099
Total liabilities		485,570
CONTINGENCIES (Note 3)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common stock, par value $0.01 per share; 10,000,000 shares authorized; 3,000 shares issued and outstanding		30
Additional paid-in capital		706,252
Deficit		(344,460)
Total shareholder's equity		361,822
	$	**847,392**

The accompanying notes are an integral part of this statement

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in Colorado on May 3, 1991 and is registered with the Securities and Exchange Comission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of ICON Management and Research. The Company distributes shares of the ICON funds (the "Funds"), a fund complex regulated under the Investment Company Act of 1940, on behalf of an affiliate who acts as the sponsor of the Funds. The Company receives 12b-1 fees for the distribution of the Fund's shares and other shareholder services.

15c 3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts. The Company is exempt from membership with the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposits to be cash equivalents.

Income Taxes

The Company has elected, with the consent of its parent, the sole shareholder, to be taxed under the provisions of the S-Corporation statutes of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. Instead, the parent includes the Company's taxable income or loss on its income tax return.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $313,351 and $32,371 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.55 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NATURE OF OPERATIONS AND RELATED PARTY TRANSACTIONS

The Company's sole business is to clear and transact business on behalf of its affiliate on a fully disclosed basis. Accordingly, the Company is considered to be economically dependent on its affiliate's operations. The Company is provided office space and use of equipment from its affiliate.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.